
03033302



FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Financial Asset Securities Corp.	0001258794
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, September 1̷7̷, 2003, Series 2003-A	333-104153 -08

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED

SEP 24 2003

THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 7, 2003

FINANCIAL ASSET SECURITIES CORP.

By: _____

Name: _____

Title: _____

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Mortgage Loan Schedule	P*

---

* The Mortgage Loan Schedule has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Loan Number	State	Zipcode	Group	Property Type	Occupancy Status	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Scheduled Balance	Original Balance	Paid to Date	Original Rate	Documentation Program	Loan Purpose	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Periodic Rate Cap	Program Code	Group

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Exhibit D

Fremont Mortgage Loan Trust 2003-A Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid To Date	Paid To Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepay ment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Maximum Mortgage Rate	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Exhibit D

Fremont Mortgage Loan Trust 2003-A Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Scheduled Balance	Paid to Date	Original Balance	Loan Purpose	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepay Penalty Term	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Loan Number | State | Zipcode | Occupancy Status | Property Type | Original Term | Remaining Term | LTV at Origination | Mortgage Rate | 1st Payment Date | Maturity Date | Original Payment | Current Payment | Paid to Date | Original Balance | Scheduled Balance | Loan Purpose | Documentation Program | Original Rate | Risk Grade | Appraisal Value | Sale Price | Actual Unpaid Balance | Prepay ment Penalty | Prepay ment Term | Remaining Prepayment Term | Rounding Code | Product | Lien Position | Minimum Mortgage Rate | Maximum Mortgage Rate | Gross Margin | Next Adjustment Date | Initial Periodic Rate Cap | Subsequent Rate Cap | Group | Program Code

Fremont Mortgage Loan Trust 2003-A Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	Original Payment	Maturity Date	1st Payment Date	Paid to Date	Current Payment	Original Payment	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty Term	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	1st Payment Date	Mortgage Rate	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepay ment Penalty	Prepay ment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Fremont Mortgage Loan Trust 2003-A Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Original Payment	Current Payment	Maturity Date	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Documentation Program	Original Rate	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Paid to Date	Original Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Fremont Mortgage Loan Trust 2003-A Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Property Type	Occupancy Status	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Scheduled Balance	Paid to Date	Original Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Term	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Periodic Rate Cap	Group	Program Code

Exhibit D

Fremont Mortgage Loan Trust 2003-A Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Original Balance	Paid to Date	Original Balance	Scheduled Balance	Original Rate	Documentation Program	Risk Grade	Loan Purpose	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepay ment Penalty	Prepay ment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Fremont Mortgage Loan Trust 2003-A Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Scheduled Balance	Paid to Date	Original Balance	Scheduled Balance	Actual Unpaid Balance	Sale Price	Appraisal Value	Risk Grade	Documentation Program	Original Rate	Loan Purpose	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepay ment Penalty	Prepay ment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Scheduled Balance	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraised Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group Code	Program Code

Fremont Mortgage Loan Trust 2003-A Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Property Type	Occupancy Status	Original Term	Remaining Term	LTV at Origination	1st Mortgage Rate	Payment Date	Maturity Date	Original Payment	Current Payment	Scheduled Balance	Loan Purpose	Original Balance	Paid to	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Scheduled Balance	Loan Purpose	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Fremont Mortgage Loan Trust 2003-A Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepay ment Penalty Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Loan Number | State | Zipcode | Occupancy Status | Property Type | Original Term | Remaining Term | LTV at Origination | Mortgage Rate | 1st Payment Date | Maturity Date | Original Payment | Current Payment | Paid to Date | Original Balance | Scheduled Balance | Loan Purpose | Original Rate | Documentation Program | Risk Grade | Appraisal Value | Sale Price | Actual Unpaid Balance | Prepayment Penalty | Prepayment Term | Remaining Prepayment Term | Rounding Code | Product | Lien Position | Minimum Mortgage Rate | Maximum Mortgage Rate | Gross Margin | Next Adjustment Date | Initial Periodic Rate Cap | Subsequent Rate Cap | Group | Program Code

Loan Number	State	Zipcode	Property Type	Occupancy Status	Original Term	Remaining Term	LTV at Origination	1st Payment Date	Mortgage Rate	Original Payment	Current Payment	Maturity Date	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepay ment Penalty	Prepay ment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Fremont Mortgage Loan Trust 2003-A Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Fremont Mortgage Loan Trust 2003-A Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Total Number of Mortgage Loans in Group 1: 2,032
Total Number of Fixed Rate Mortgage Loans in Group 1: 581
Total Number of Adjustable Rate Mortgage Loans in Group 1: 1,451

Exhibit D

Fremont Mortgage Loan Trust 2003-A Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Original Rate	Documentation Program	Loan Purpose	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Rounding Code	Remaining Prepayment Term	Prepayment Penalty	Prepay ment Term	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Exhibit D

Loan Number | State | Zipcode | Occupancy Status | Property Type | Original Term | Remaining Term | LTV at Origination | Mortgage Rate | 1st Payment Date | Maturity Date | Original Payment | Current Payment | Paid to Date | Scheduled Balance | Original Balance | Original Rate | Documentation Program | Risk Grade | Appraisal Value | Sale Price | Actual Unpaid Balance | Prepayment Penalty | Prepayment Term | Remaining Prepayment Term | Rounding Code | Product | Lien Position | Minimum Mortgage Rate | Maximum Mortgage Rate | Gross Margin | Next Adjustment Date | Initial Periodic Rate Cap | Subsequent Periodic Rate Cap | Group | Program Code

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Current Payment	Original Payment	Maturity Date	Paid to Date	Scheduled Balance	Original Balance	Loan Purpose	Documentation Program	Original Rate	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepay ment Penalty	Prepay ment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Group Code

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Original Balance	Paid to Date	Scheduled Balance	Actual Unpaid Balance	Sale Price	Appraisal Value	Risk Grade	Documentation Program	Documentation Grade	Original Rate	Loan Purpose	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Loan Number | State | Zipcode | Occupancy Status | Property Type | Original Term | Remaining Term | LTV at Origination | Mortgage Rate | 1st Payment Date | Maturity Date | Original Payment | Current Payment | Paid to Date | Original Balance | Scheduled Balance | Loan Purpose | Original Documentation Program | Risk Grade | Appraisal Value | Sale Price | Actual Unpaid Balance | Prepayment Penalty | Prepayment Term | Remaining Prepayment Term | Rounding Code | Product | Lien Position | Minimum Mortgage Rate | Maximum Mortgage Rate | Gross Margin | Next Adjustment Date | Initial Periodic Rate Cap | Subsequent Rate Cap | Group | Program Code

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	1st Payment Date	Maturity Date	Original Mortgage Rate	Paid to Date	Current Payment	Original Payment	Scheduled Balance	Original Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepay ment Penalty	Prepay ment Penalty Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group Code	Program Code

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Actual Unpaid Balance	Sale Price	Appraisal Value	Risk Grade	Documentation Program	Loan Purpose	Original Rate	Product	Lien Position	Rounding Code	Remaining Prepayment Term	Prepayment Term	Prepayment Penalty	Prepayment Term	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Fremont Mortgage Loan Trust 2003-A Mortgage Loan Schedule: Exhibit D

Exhibit D

Loan Number | State | Zipcode | Occupancy Status | Property Type | Original Term | Remaining Term | LTV at Origination | 1st Payment Date | Maturity Date | Mortgage Rate | Original Payment | Current Payment | Paid to Date | Original Balance | Scheduled Balance | Loan Purpose | Original Rate | Documentation Program | Risk Grade | Appraisal Value | Sale Price | Actual Unpaid Balance | Prepayment Penalty | Prepayment Term | Remaining Prepayment Term | Rounding Code | Product | Lien Position | Minimum Mortgage Rate | Maximum Mortgage Rate | Gross Margin | Next Adjustment Date | Initial Periodic Rate Cap | Subsequent Rate Cap | Group | Program Code

Fremont Mortgage Loan Trust 2003-A Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Property Type	Occupancy Status	LTV at Origination	Original Term	Remaining Term	1st Payment Date	Maturity Date	Mortgage Rate	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Appraisal Value	Sale Price	Actual Unpaid Balance	Risk Grade	Documentation Program	Original Rate	Loan Purpose	Prepayment Penalty Term	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Fremont Mortgage Loan Trust 2003-A Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Property Type	Occupancy Status	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Scheduled Balance	Original Balance	Paid to Date	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Term	Prepayment Penalty Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Exhibit D

Fremont Mortgage Loan Trust 2003-A Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code